UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number: 001-41815

            AngloGold Ashanti plc
(Translation of registrant’s name into English)

4th Floor, Communications House, South Street
Staines-upon-Thames, Surrey TW18 4PR
United Kingdom

6363 S. Fiddlers Green Circle, Suite 1000
Greenwood Village, CO 80111
United States of America
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Enclosure: Dealings in Securities by Executive Officers

AngloGold Ashanti plc
(Incorporated in England and Wales) Registration No. 14654651
LEI No. 2138005YDSA7A82RNU96
ISIN: GB00BRXH2664
CUSIP: G0378L100
NYSE Share code: AU
JSE Share code: ANG

NEWS RELEASE

DEALINGS IN SECURITIES BY EXECUTIVE OFFICERS OF ANGLOGOLD ASHANTI PLC

AngloGold Ashanti plc (the “Company”) (NYSE: AU; JSE: ANG) announces that Executive Officers of the Company, Stewart Bailey and Lizelle Marwick, have dealt in securities of the Company.

Name of Executive Director	Stewart Bailey
Name of Company	AngloGold Ashanti plc
Date of transaction	11 June 2025
Nature of transaction	Off-market receipt of vested shares under the 2023 Deferred Share Plans (DSP)
Class of security	Ordinary shares
Number of securities	41,737
Price per security	Nil
Nature and extent of interest	Direct, Beneficial

The shares received by Stewart Bailey have been sold as detailed below.

Name of Executive Director	Stewart Bailey
Name of Company	AngloGold Ashanti plc
Date of transaction	11 June 2025
Nature of transaction	On-market sale of shares in part to fund tax liability in relation to DSP awards
Class of security	Ordinary shares
Number of securities sold	41,737
Price per security	R800.6297

Value of transaction (excluding fees)	R33,415,881.79
Nature and extent of interest	Direct, Beneficial

Name of Executive Officer	Lizelle Marwick
Name of Company	AngloGold Ashanti plc
Date of transaction	11 June 2025
Nature of transaction	Off-market receipt of vested shares under the 2023 Deferred Share Plans (DSP)
Class of security	Ordinary shares
Number of securities	79,534
Price per security	Nil
Nature and extent of interest	Direct, Beneficial

A portion of the shares received by Lizelle Marwick have been sold, in part to satisfy related taxes, as detailed below.

Name of Executive Officer	Lizelle Marwick
Name of Company	AngloGold Ashanti plc
Date of transaction	11 June 2025
Nature of transaction	On-market sale of shares (JSE) in part to fund tax liability in relation to DSP awards
Class of security	Ordinary shares
Number of securities sold	48,118
Price per security	R800.6297
Value of transaction (excluding fees)	R38,524,695.48
Nature and extent of interest	Direct, Beneficial

Name of Executive Officer	Lizelle Marwick
Name of Company	AngloGold Ashanti plc
Date of transaction	11 June 2025
Nature of transaction	On-market sale of shares (NYSE) to fund tax liability in relation to DSP awards
Class of security	Ordinary shares
Number of securities sold	3,756
Price per security	US$45.5225
Value of transaction (excluding fees)	US$170,982.51
Nature and extent of interest	Direct, Beneficial

ENDS

London, Denver, Johannesburg
13 June 2025
JSE Sponsor: The Standard Bank of South Africa Limited

CONTACTS

Media

Andrea Maxey        +61 08 9425 4603 / +61 400 072 199    amaxey@aga.gold
General inquiries                            media@anglogoldashanti.com

Investors

Andrea Maxey        +61 08 9425 4603 / +61 400 072 199    amaxey@aga.gold
Yatish Chowthee        +27 11 637 6273 / +27 78 364 2080        yrchowthee@aga.gold

Website: www.anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

AngloGold Ashanti plc
Date: 13 June 2025

By:    /s/ C STEAD
Name:    C Stead
Title:    Company Secretary